SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No.2)

NETMANAGE, INC.

NETMANAGE, INC.

Certain Options to Purchase Common Stock, Par Value $0.01 Per Share,
Having an Exercise Price Per Share of $1.50 or More

6411 44 100
(CUSIP Number of Class of Securities)

Michael R. Peckham
Senior Vice President, Chief Financial Officer & Secretary
NetManage, Inc.
10725 N. DeAnza Blvd.
Cupertino, California 95014
(408) 973-7171

Copy to:
Timothy R. Curry, Esq.
Andy Hull, Esq.
O’ Melveny & Myers, LLP
990 Marsh Road
Menlo Park, Ca 94025
(650) 473-2627

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

ITEM 12. EXHIBITS.
SIGNATURE
INDEX OF EXHIBITS
EXHIBIT (A)(24)(1)

The filing of this Schedule TO shall not be construed as an admission by NetManage, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder.

Introductory Statement

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2003, and amended on June 3, 2003, relating to our offer to exchange (i) certain options to purchase Common Stock, Par Value $0.01 Per Share, having an Exercise Price Per Share of $1.50 or more, in each case upon the terms and subject to the conditions set forth in the Offer to Exchange dated May 16, 2003, as amended.

ITEM 12. EXHIBITS.

     A.     Exhibit (a)(24) to the Schedule TO, is hereby amended to delete the first paragraph in its entirety and replace it with the following language:

“We have extended the Expiration Date of the Offer until 9:00 p.m. Pacific Time on Friday, June 13, 2003, in order to comply with the requirements of Rule 13e-4 of the Exchange Act and Regulation M-A.”

     B.     Revised Exhibit (a) (24) to this Amendment is hereby filed as Exhibit (a) (24) (1) to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

NETMANAGE, INC.

/s/ MICHAEL R. PECKHAM Michael R. Peckham

Senior Vice President, Chief Financial Officer, and Secretary

Date: June 10, 2003

INDEX OF EXHIBITS

Exhibit Number	Description

(a) (24) (1)	Form of Notice of Extension of the Offer